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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 18, 2004.
Commission File Number _________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   DOMAN INDUSTRIES LIMITED
                                             ___________________________________
                                                         (Registrant)

                                                     /s/ Philip G. Hosier
Date May 18, 2004                             By _______________________________

                                                         (Signature)*
                                                       Philip G. Hosier
                                                   Vice President, Finance


* Print the name and title under the signature of the signing officer.


                          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
SEC 1815 (11-02)          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                          RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                          CONTROL NUMBER.

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS
________________________________________________________________________________

REPORTING ISSUER NAME:             DOMAN INDUSTRIES LIMITED

FINANCIAL YEAR ENDING, USED IN
CALCULATING THE PARTICIPATION FEE: DECEMBER 31, 2003

COMPLETE ONLY ONE OF 1, 2 OR 3:

1. CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
U.S.)

Market value of equity securities:
Total number of equity securities of a class or series
outstanding at the end of the issuer's most recent
financial year                                                  __________

Simple average of the closing price of that class or series
as of the last trading day of each of the months of the
financial year (under paragraph 2.5(a)(ii)(A) or (B) of the
Rule)                                                     X     __________

Market value of class or series                           =     __________
                                                                                      See attached
                                                                                      Schedule (A)

(Repeat the above calculation for each class or series of
equity securities of the reporting issuer that are listed
and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial
year)                                                                                 ________(A)_

Market value of corporate debt or preferred shares of
Reporting Issuer or Subsidiary Entity referred to in
Paragraph 2.5(b)(ii):                                                                 See attached
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]                                      Schedule (B)

(Repeat for each class or series of corporate debt or
preferred shares)                                                                     ________(B)_

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND
SERIES OF EQUITY SECURITIES AND MARKET VALUE OF DEBT AND
PREFERRED SHARES) (A) + (B) =                                                         ____337,011_

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                           _____25,000_

Reduced fee for new Reporting Issuers (see section 2.8 of
the Rule)                                                                             ____________


Total Fee Payable  x          Number of entire months
                      remaining in the issuer's financial year
                      ----------------------------------------
                                       12

Late Fee, if applicable                                                               ____________
(please include the calculation pursuant to section 2.9 of
the Rule)

2. CLASS 2 REPORTING ISSUERS (OTHER CANADIAN ISSUERS)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                          ____________

Contributed surplus                                                                   ____________


Share capital or owners' equity, options, warrants and
preferred shares (whether such shares are classified as debt
or equity for financial reporting purposes)                                           ____________
Long term debt (including the current portion)                                        ____________

Capital leases (including the current portion)                                        ____________

Minority or non-controlling interest                                                  ____________


Items classified on the balance sheet between current
liabilities and shareholders' equity (and not otherwise
listed above)                                                                         ____________

Any other item forming part of shareholders' equity and not
set out specifically above                                                            ____________

TOTAL CAPITALIZATION                                                                  ____________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                                  ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable  x         Number of entire months
                      remaining in the issuer's financial year
                      ----------------------------------------                        ____________
                                       12

Late Fee, if applicable (please include the calculation
pursuant to section 2.9 of the Rule)                                                  ____________


3. CLASS 3 REPORTING ISSUERS (FOREIGN ISSUERS)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see
paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at
the end of the reporting issuer's most recent financial year    _________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last
trading day of each of the months of the financial year on
the marketplace on which the highest volume of the class or
series of securities were traded in that financial year X       __________

Percentage of the class registered in the name of an Ontario
person                                                  X
                                                                __________

(Repeat the above calculation for each class or series of
equity or debt securities of the reporting issuer)      =                             ____________

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES
OF SECURITIES)                                                                        ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                          ____________

Contributed surplus                                                                   ____________

Share capital or owners' equity, options, warrants and
preferred shares (whether such shares are classified as debt
or equity for financial reporting purposes)                                           ____________

Long term debt (including the current portion)                                        ____________


Capital leases (including the current portion)                                        ____________

Minority or non-controlling interest                                                  ____________


Items classified on the balance sheet between current
liabilities and shareholders' equity (and not otherwise
listed above)                                                                         ____________
Any other item forming part of shareholders' equity and not
set out specifically above                                                            ____________

Percentage of the outstanding equity securities registered
in the name of, an Ontario person                        X                            ____________


CAPITALIZATION                                                                        ____________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                                  ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)


Total Fee Payable  x          Number of entire months
                      remaining in the issuer's financial year
                      ----------------------------------------                        ____________
                                           12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of
the Rule)                                                                             ____________


                             NOTES AND INSTRUCTIONS

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

                                  Form 13-502F1

                 Calculation of Annual Participation Fee ('000)
                               December 31, 2003

                            DOMAN INDUSTRIES LIMITED

TRADE DATE    SYMBOL  CLOSE PRICE
----------    ------  -----------
200301        DOM.A      $0.61
200302        DOM.A      $0.70
200303        DOM.A      $0.45
200304        DOM.A      $0.38
200305        DOM.A      $0.32
200306        DOM.A      $0.25
200307        DOM.A      $0.27
200308        DOM.A      $0.35
200309        DOM.A      $0.35
200310        DOM.A      $0.25
200311        DOM.A      $0.25
200312        DOM.A      $0.50
                       4.684.68
                      Divided by
                          12
                         0.39    0.39  x  4,775  = 1,862

TRADE DATE    SYMBOL  CLOSE PRICE
----------    ------  -----------
200301        DOM.B      $0.30
200302        DOM.B      $0.255
200303        DOM.B      $0.24
200304        DOM.B      $0.22
200305        DOM.B      $0.24
200306        DOM.B      $0.17
200307        DOM.B      $0.20
200308        DOM.B      $0.20
200309        DOM.B      $0.15
200310        DOM.B      $0.15
200311        DOM.B      $0.12
200312        DOM.B      $0.16
                         2,405
                       Divided by
                          12
                         0.20 0.20  x 37,706   =     7,541
Secured 12% Senior Notes                           217,034
Unsecured 8.75% Senior Notes                        83,631
Unsecured 9.25% Senior Notes                        26,943
Preferred shares (0 x 64,076)                            0
TOTAL CAPITALIZATION:                              337,011
PARTICIPATION FEE DUE IN ACCORDANCE WITH
APPENDIX A OF THE RULE:                            $25,000


                            DOMAN INDUSTRIES LIMITED

                   REPORT UNDER SECTION 114 OF THE REGULATIONS
                         RESPECTING SECURITIES (QUEBEC)

1. Doman Industries Limited reports that it did not distribute any securities in Quebec required to be reported pursuant to the above section of the Regulations of the Quebec Securities Act for the year ended December 31, 2003.

2.   Options granted to Quebec residents:    Nil


The report is filed for the year ended December 31, 2003.


                                                    DOMAN INDUSTRIES LIMITED

                                                By:    "PHILIP G. HOSIER"
                                                --------------------------------
                                                      Authorized Signatory